Ballard Power Systems Inc.

News Release

Ballard Announces Second Quarter 2011 Results Conference Call

For Immediate Release – July 21, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) will hold a conference call on Wednesday, August 3, 2011 at 8:00 a.m. PST (11:00 a.m. EST). John Sheridan, President & CEO and Tony Guglielmin, CFO will review Ballard’s second quarter 2011 results.

The live call can be accessed by calling +1-604-638-5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are infused with proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com